

SECI 07003063 MISSION

| OMB APPROVAL |
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| SEC FILE NUMBER |
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| 8- 36527 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

CM

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Geneve International Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28712 Mira Vista
(No. and Street)

Laguna Niguel (City) California (State) 92667 (Zip Code)

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Abbondante (949) 752-4800
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name — if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 13 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/8

# OATH OR AFFIRMATION

I, Paul Abbondante, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Geneve International Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn (or affirmed) to before me this 8th day of Feb, 2007

K. Baughman
Notary Public

Paul Abbondante
Signature

CFO
Title


K. BAUGHMAN
Commission # 1466794
Notary Public - California
Orange County
My Comm. Expires Jan 30, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Genève International Corporation**

**Report Pursuant to Rule 17a-5 (d)**

**Financial Statements**

**For the Year Ended December 31, 2006**

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Genève International Corporation:

We have audited the accompanying statements of financial condition of Genève International Corporation (the Company), as of December 31, 2006 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Genève International Corporation as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 24, 2007

**Genève International Corporation**
**Statement of Financial Condition**
**December 31, 2006**

**Assets**

| | |
|---|---|
| Cash and cash equivalents | $ 7,505 |
| **Total assets** | $ 7,505 |

**Liabilities and Stockholder's Equity**

| | |
|---|---|
| **Liabilities** | |
| Income taxes payable | $ 800 |
| **Total liabilities** | 800 |
| **Stockholder's equity** | |
| Common stock, 100,000 shares authorized, no par value, 12,750 shares issued and outstanding | 12,750 |
| Additional paid-in capital | 64,314 |
| Accumulated deficit | (70,359) |
| **Total stockholder's equity** | 6,705 |
| **Total liabilities and stockholder's equity** | $ 7,505 |

*The accompanying notes are an integral part of these financial statements.*

**Genève International Corporation**
**Statement of Operations**
**For the Year Ended December 31, 2006**

| | |
|---|---|
| **Revenue** | |
| Management fees | $ 6,350 |
| Interest income | 181 |
| **Total revenue** | 6,531 |
| **Expenses** | |
| Professional fees | 2,209 |
| Other operating expenses | 4,470 |
| **Total expenses** | 6,679 |
| **Net income (loss) before income tax provision** | (148) |
| **Income tax provision** | 800 |
| **Net income (loss)** | $ (948) |

*The accompanying notes are an integral part of these financial statements.*

**Genève International Corporation**
**Statement of Changes of Stockholder's Equity**
**For the Year Ended December 31, 2006**

| | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| Balance at December 31, 2005 | $ 12,750 | $ 64,314 | $ (69,411) | $ 7,653 |
| Net income (loss) | – | – | (948) | (948) |
| Balance at December 31, 2006 | $ 12,750 | $ 64,314 | $ (70,359) | $ 6,705 |

*The accompanying notes are an integral part of these financial statements.*

**Genève International Corporation**
**Statement of Cash Flows**
**For the Year Ended December 31, 2006**

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net income (loss) | $ (948) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities | |
| Total adjustments | – |
| **Net cash and cash equivalents provided by (used in) operating activities** | (948) |
| **Cash flows from investing activities:** | – |
| **Cash flows from financing activities:** | – |
| **Net increase (decrease) in cash and cash equivalents** | (948) |
| **Cash and cash equivalents at beginning of year** | 8,453 |
| **Cash and cash equivalents at end of year** | $ 7,505 |

**Supplemental disclosure of cash flow information:**

| | |
|---|---|
| Cash paid during the year for | |
| Interest | $ – |
| Income taxes | $ 800 |

*The accompanying notes are an integral part of these financial statements.*

**Genève International Corporation**
**Notes to Financial Statements**
**December 31, 2006**

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Genève International Corporation (the "Company") is a California Corporation organized in March 1997, and operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company operates from its offices in Laguna Niguel, California.

The Company became a wholly-owned subsidiary of Laguna Beach Asset Management (the "Parent") in a purchase transaction concluded on August 13, 1999.

The Company is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The customer's accounts are carried by a clearing broker.

The Company received 100% of its management fee revenue from Geneve Financial Services, another subsidiary of the Parent.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company receives management fees for general consulting services provided on an as needed basis to the Parent.

Investment banking revenues include fees earned from providing private placement advisory services. Revenue is recognized when services are billed.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

**Genève International Corporation**
**Notes to Financial Statements**
**December 31, 2006**

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in net deferred tax assets or liabilities between years.

## Note 2: RELATED PARTY TRANSACTIONS

The Company has a management agreement with the Parent whereby the Parent provides office space, furniture and equipment, management services, and pays certain operating expenses on behalf of the Company. The Company reimburses the Parent for operating expenses and pays the Parent a management fee of up to 90% of the Company's net income, provided the withdrawal is not in violation of NASD regulations regarding net capital requirements.

The Parent has a subsidiary, Genève Financial Services, (GFS). Additionally, the Company receives a monthly retainer for general consulting services from the Parent. For the year ended December 31, 2006, the Company received $6,350 for management fees from GFS.

## Note 3: INCOME TAXES

For the year ended December 31, 2006 the Company recorded the minimum California Franchise Tax of $800.

**Genève International Corporation**
**Notes to Financial Statements**
**December 31, 2006**

**Note 3: INCOME TAXES**
**(Continued)**

The Company has available at December 31, 2006, unused operating loss carry forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $9,995, that expires as follows:

| Amount of unused operating loss carry forwards | Expiration during year ended December 31 |
|---|---|
| $ 33,390 | 2019 |
| 27,445 | 2021 |
| 2,258 | 2022 |
| 1,521 | 2023 |
| 1,068 | 2024 |
| 948 | 2025 |
| $ 66,630 | |

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

**Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS**

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is measurement of any tax position that meets the more-likely–than-not recognition threshold to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the de-recognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material.

## Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements.

## Note 5: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2006, the Company had net capital of $6,619, which was $1,619 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($800) to net capital was 0.12 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

**Genève International Corporation**
**Notes to Financial Statements**
**December 31, 2006**

## Note 6: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $86 difference between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited focus part IIA.

| | | |
|---|---|---|
| Net capital per unaudited schedule | | $ 6,705 |
| Adjustments: | | |
| Haircuts | $ (86) | |
| Total adjustments | | (86) |
| Net capital per audited statements | | $ 6,619 |

**Genève International Corporation**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of December 31, 2006**

| **Computation of net capital** | | |
|---|---|---|
| **Stockholder's equity** | | |
| Common stock | $ 12,750 | |
| Additional paid-in capital | 64,314 | |
| Accumulated deficit | (70,359) | |
| **Total stockholder's equity** | | $ 6,705 |
| Less: Non allowable assets | | – |
| **Net capital before haircuts** | | 6,705 |
| Less: Haircuts on money market account | (86) | |
| Total adjustments to net capital | | (86) |
| **Net Capital** | | 6,619 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 2/3 percent of net aggregate indebtedness | $ 53 | |
| Minimum dollar net capital required | $ 5,000 | |
| Net capital required (greater of above) | | 5,000 |
| **Excess net capital** | | $ 1,619 |
| Ratio of aggregate indebtedness to net capital | 0.12: 1 | |

There was a $86 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2006. See Note 6.

*See independent auditor's report.*

**Genève International Corporation**
**Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2006**

A computation of reserve requirement is not applicable to Genève International Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

*See independent auditor's report.*

**Genève International Corporation**
**Schedule III - Information Relating to Possession or Control**
**Requirements Under Rule 15c3-3**
**As of December 31, 2006**

Information relating to possession or control requirements is not applicable to Genève International Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

*See independent auditor's report.*

**Genève International Corporation**

**Supplementary Accountant's Report**

**on Internal Accounting Control**

**Report Pursuant to 17a-5**

**For the Year Ended December 31, 2006**

**BREARD & ASSOCIATES, INC.**
Certified Public Accountants

Board of Directors
Genève International Corporation:

In planning and performing our audit of the financial statements of Genève International Corporation (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



*We Focus & Care*℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 24, 2007



END